

July 19, 2021

Michelle Ngo
Chief Financial Officer
Kilroy Realty Corp
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

   **Re: Kilroy Realty Corp**
    **Form 10-K for the year ended December 31, 2020**
    **Filed February 12, 2021**
    **Form 8-K**
    **Filed April 29, 2021**
    **File No. 001-12675**

Dear Ms. Ngo:

  We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 8-K

Exhibit 99.1, page 11

1.  Please revise to remove "GAAP" from the title of the non-GAAP measure presented in the table on page 11 to the extent that a similar measure is presented in future filings.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact William Demarest, Staff Accountant at 202-551-3432 or Kristi Marrone, Staff Accountant at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction